SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           Atlantic Richfield Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $2.50 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04882510
                               -----------------
                                 (CUSIP Number)


                                Peter B.P. Bevan
                                 BP Amoco p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                                 London EC2M 7BA
                                (44) 171-596-4000

                  ---------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 31, 1999
                           ---------------------------

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 04882510
--------------------
---------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BP Amoco p.l.c.; I.R.S. Identification No.: None
---------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [  ]

                                                             (b)  [  ]
---------------------------------------
 3.      SEC USE ONLY

---------------------------------------
 4.      SOURCE OF FUNDS

         WC
---------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [  ]
---------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
---------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         64,861,617*
     SHARES                ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
       EACH                ----------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         64,861,617*
       WITH                ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------



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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         64,861,617*
------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                     |-|
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------

--------
* The shares of common stock, par value $2.50 per share ("ARCO Common Shares"), of Atlantic Richfield Company ("ARCO") covered by this item are purchasable by BP Amoco p.l.c. ("BP Amoco") upon exercise of an option granted to BP Amoco on March 31, 1999, and described in Item 4 of this Statement. The number of shares subject to the option may be adjusted, as described in Item 4. Prior to the exercise of the option, BP Amoco is not entitled to any rights as a shareholder of ARCO as to the ARCO Common Shares covered by the option. The option may be only exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. BP Amoco disclaims any beneficial ownership of the ARCO Common Shares which are purchasable by BP Amoco upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4 below, none of which has occurred as of this date. If the option were exercised, BP Amoco would have the sole right to vote or to dispose of the ARCO Common Shares issued as a result of such exercise.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON SHARE OF
                           ATLANTIC RICHFIELD COMPANY

Item 1.   Security and Issuer.
          -------------------

          This Statement on Schedule 13D (this "Statement") relates to the common share, par value $2.50 per share (each, an "ARCO Common Share"), of Atlantic Richfield Company, a Delaware corporation ("ARCO"). The principal executive offices of ARCO are located at 333 South Hope Street, Los Angeles, California 90071.

Item 2.   Identity and Background.
          ----------------------

          This Statement is being filed by BP Amoco p.l.c., an English public limited company ("BP Amoco"). The principal business address of BP Amoco is Britannic House, 1 Finsbury Circus, London, EC2M 7BA, England. BP Amoco is a company operating in the petroleum and petrochemical industries.

          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of BP Amoco is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United Kingdom.

          (d)-(e) During the last five years, neither BP Amoco nor, to the knowledge of BP Amoco, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), BP Amoco will have the right, upon the occurrence of certain events specified therein, to purchase up to 64,861,617 ARCO Common Shares (subject to possible adjustment as provided in the Stock Option Agreement) at a price per share in cash equal to $82.82. If BP Amoco purchases ARCO Common Shares pursuant to the Stock Option Agreement, BP Amoco anticipates that the funds to finance such purchase would come from its working capital and funds available for investment.

Item 4.   Purpose of the Transaction.
          --------------------------

          (a)-(j) On March 31, 1999, ARCO, BP Amoco and Prairie Holdings, Inc., a Delaware corporation and wholly owned subsidiary of BP Amoco ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of March 31, 1999 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into ARCO (the "Merger"), with ARCO being the corporation surviving the Merger.

          Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each ARCO Common Share issued and outstanding immediately prior to the Effective Time (other than ARCO Common Shares that are owned by ARCO, BP Amoco, or any subsidiary of BP Amoco or ARCO, other than CH-Twenty, Inc., a Delaware corporation and subsidiary of ARCO ("C-H Twenty") (collectively, "Excluded ARCO Shares")), will be converted into 4.92 ordinary shares, of nominal value $0.50 each ("BP Amoco Ordinary Shares") of BP Amoco. The BP Amoco Ordinary Shares to which holders of ARCO Common Shares are entitled to be delivered in the form of American Depositary Shares, each representing the right to receive six BP Amoco Ordinary Shares, subject to each such holder's right to elect to receive BP Amoco Ordinary Shares in lieu of any or all of the of BP Amoco Depositary Shares to which such holder is entitled. The Merger Agreement also provides that each Excluded ARCO Share, except for shares owned by C-H-Twenty, will be canceled and retired without payment of any consideration therefor. At the Effective Time, ARCO will become a wholly owned subsidiary of BP Amoco.

          Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of ARCO Common Shares and by the shareholders of BP Amoco and (ii) various regulatory conditions.

          Pursuant to the Merger Agreement, (i) the certificate of incorporation of ARCO as in effect immediately prior to the Effective Time will be the certificate of incorporation of ARCO as the corporation surviving the Merger, unless the Merger Agreement is adopted by the holders of 66 2/3% of the outstanding stock entitled to vote at the ARCO special meeting of stockholders, in which case the certificate of incorporation of the corporation surviving the merger shall be amended as set forth in Section 1.7.1 of the Merger Agreement,
(ii) the bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the corporation surviving the Merger, and (iii) the directors of Merger Sub at the Effective Time, and such officers as are mutually agreed by BP Amoco and ARCO prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of ARCO as the corporation surviving the Merger.

          The Merger Agreement contains certain customary restrictions on the conduct of the businesses of ARCO and BP Amoco pending the Merger, including certain customary restrictions relating to the capital stock of each. In addition, ARCO has agreed in the Merger Agreement that after the date of the Merger Agreement and prior to the Effective Time it will not declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock, other than regular quarterly cash dividends not in excess of the dividends paid by ARCO in the quarter ended December 31, 1998.

          The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          Concurrent with the execution of the Merger Agreement, BP Amoco and ARCO also entered into a Stock Option Agreement, dated as of March 31, 1999 (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Option Agreement, ARCO granted BP Amoco an unconditional, irrevocable option (the "Option") to purchase, subject to the terms thereof, up to 64,861,617 (subject to possible adjustment as provided therein) fully paid and nonassessable shares ("Option Shares") of ARCO Common Shares, but in no event more than 19.9% of the ARCO Common Shares issued and outstanding at the time of exercise (without giving effect to the Option Shares issuable under the Option), at a price per share in cash equal to $82.82 (the "Option Price"). The Option Price with respect to the Option Shares as to which BP Amoco may propose to exercise the Option or to request the repurchase of the Option shall be adjusted downward to the extent necessary to be the Maximum Option Price (as defined below). The Stock Option Agreement defines "Maximum Option Price" to be that price per share in cash at which the Option must be exercisable in order to result in a Total Profit (defined below) to BP Amoco, determined as of the date of such proposed exercise, of $25 million, assuming that such option were exercised on such date for all Option Shares subject to the Option and assuming that all of such Option Shares were sold for cash at the closing market price on the New York Stock Exchange, Inc. (the "NYSE") for the ARCO Common Shares as of the close of business on the preceding trading day (less customary brokerage commissions).

          In the event that any additional ARCO Common Shares are issued or otherwise become outstanding after the date of the Stock Option Agreement (other than pursuant to the Stock Option Agreement), the aggregate number of Option Shares purchasable upon exercise of the Option shall automatically be increased (without any further action on the part of ARCO or BP Amoco being necessary) so that, taking into consideration any such issuance, such aggregate number equals 19.9% of the ARCO Common Shares issued and outstanding.

          The Stock Option Agreement provides that BP Amoco must exercise the Option in whole but not in part (except as otherwise permitted under the Stock Option

Agreement), by delivering a written notice thereof (in accordance with the terms of the Stock Option Agreement) within 180 days following the occurrence of a Triggering Event (as defined below), unless prior to such Triggering Event the Effective Time has occurred.The Option will terminate upon either (i) the occurrence of the Effective Time or (ii) the close of business on the earlier of
(x) the date 180 days after the date on which a Triggering Event occurs and
(y) the date on which it is no longer possible for a Triggering Event to occur, provided that no Triggering Event shall have occurred prior to or upon such date.

          For purposes of the Stock Option Agreement, a "Triggering Event" will be deemed to have occurred if the Merger Agreement is terminated and BP Amoco then or thereafter becomes entitled to receive an aggregate of $450 million (taking into account any amounts to which BP Amoco will have theretofore become entitled) as the ARCO Termination Amount pursuant to Section 5.5.2 of the Merger Agreement.

          Pursuant to the Stock Option Agreement, if BP Amoco is entitled to and wishes to exercise the Option, it has agreed to send ARCO a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total amount payable to ARCO on the exercise of the Option and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (a "Closing"). However, the notice period may be delayed, as specified in the Stock Option Agreement, for any filing that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any prior notification to or approval of any other regulatory authority in the U.S., U.K. or elsewhere that may be required in connection with such purchase.

          The Stock Option Agreement further provides that upon occurrence of a Triggering Event, at the request of BP Amoco, subject to provisions in the certificate of incorporation of ARCO setting forth any restrictions on such repurchase, ARCO will repurchase, (i) the Option in whole but not in part (except as otherwise permitted under the Stock Option Agreement), at a price equal to the number of Option Shares then purchasable upon exercise of the Option multiplied by the amount by which the Market Price (as defined in the Stock Option Agreement) exceeds the applicable Option Price (giving effect to the Maximum Option Price), or (ii) all Option Shares then owned by BP Amoco at a price equal to the number of such shares multiplied by the Market Price.

          In addition, the Stock Option Agreement provides that, notwithstanding any other provision of the Stock Option Agreement, in no event will BP Amoco's Total Profit (as defined below) plus any ARCO Termination Amount exceed in the aggregate $500 million and, if it otherwise would exceed such amount, BP Amoco, at its sole election, is required to either (a) reduce the number of Option Shares subject to the Option, (b) deliver to ARCO for cancellation Option Shares previously purchased by BP Amoco, (c) pay cash to ARCO, or (d) any combination thereof, so that BP Amoco's actually realized Total Profit when aggregated with the ARCO Termination Amount (or part thereof) so paid to BP Amoco does not exceed $500 million after taking into account the foregoing actions. The Stock Option Agreement defines "Total Profit" to mean the aggregate amount (before tax) of the following: (i) (x) the amount received by BP Amoco pursuant to ARCO's repurchase of the Option or any Option Shares, less, in the case of any repurchase of Option Shares, (y) BP Amoco's purchase price for such Option Shares, as the case may be, (ii) (x) the fair market value, or the aggregate net cash amounts received by BP Amoco pursuant to the sale, of Option Shares (or (A) any other securities into which such Option Shares are converted or exchanged or (B) any property, cash or other securities received pursuant to adjustments made under Section 7 of the Stock Option Agreement), less (y) BP Amoco's purchase price of such Option Shares.

          The Stock Option Agreement also provides that notwithstanding any other provision of the Stock Option Agreement to the contrary, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as described below) which, together with any ARCO Termination Amount heretofore paid to BP Amoco, would exceed $500 million. As used in the Stock Option Agreement, the term "Notional Total Profit" with respect to the Option Shares will be the Total Profit determined as of the date of such proposal assuming that the Option was exercised in full on such date and assuming that (i) such Option Shares were sold for cash at the closing market price on the NYSE for ARCO Common Shares as of the close of business on the preceding trading day (less customary brokerage commissions) and (ii) any Additional Property was sold at fair market value.

          The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Option Agreement attached as Exhibit 2 hereto.

          Except as set forth in this Statement, the Merger Agreement or the Stock Option Agreement, neither BP Amoco or, to the best of BP Amoco's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) - (b) By reason of its execution of the Stock Option Agreement, BP Amoco might be deemed to have beneficial ownership of and sole voting and dispositive power with respect to the ARCO Common Shares subject to the Option and, accordingly, might be deemed to beneficially own 64,861,617 ARCO Common Shares as a result of the Stock Option Agreement. Based on the number of ARCO Common Shares subject to the Option as of March 31, 1999, BP Amoco would beneficially own approximately 19.9% of the outstanding ARCO Common Shares (based upon the 325,937,777 ARCO Common Shares outstanding on March 26, 1999, as represented to BP Amoco by ARCO in the Merger Agreement) following exercise of the Option for

64,861,617 ARCO Common Shares. However, BP Amoco expressly disclaims any beneficial ownership of the 64,861,617 ARCO Common Shares which are obtainable by BP Amoco upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4 above, none of which has occurred as of the date hereof.

         Neither BP Amoco nor, to the best of BP Amoco's knowledge, any of the individuals named in Schedule I hereto, unless otherwise indicated therein, owns any ARCO Common Shares.

          (c) Neither BP Amoco nor, to the best of BP Amoco's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in ARCO Common Shares during the past 60 days.

          (d) Prior to the Effective Time and so long as BP Amoco has not purchased ARCO Common Shares subject to the Option, BP Amoco does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ARCO Common Shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth in this Statement, neither BP Amoco nor, to the best of BP Amoco's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of ARCO, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          Exhibit           1 -- Agreement and Plan of Merger, dated as
                                 of March 31, 1999, among Atlantic Richfield
                                 Company, BP Amoco p.l.c.
                                 and Prairie Holdings, Inc.

          Exhibit           2 -- Stock Option Agreement, dated as of
                                 March 31, 1999 between Atlantic Richfield
                                 Company and BP Amoco p.l.c.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 9, 1999
                                        BP AMOCO p.l.c.



                                        By:    /s/ Gillian Young
                                               -----------------------------
                                        Name:  G. E. Young
                                        Title: Deputy Assistant Secretary

                                   SCHEDULE I
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 BP AMOCO P.L.C.

          The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of BP Amoco p.l.c. ("BP Amoco") is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United Kingdom. The business address of each director and officer is BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA, England. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with BP Amoco.

Name and Business                 Present Principal Occupation or Employment
-----------------                 ------------------------------------------
                                  (Executive Officer positions noted, where
Directors                          applicable)

P.D. Sutherland                   Non-executive Co-Chairman, Chairman of
(Ireland)                         Goldman Sachs International

H. L. Fuller                      Executive Co-Chairman
(United States)

Sir Ian Prosser                   Non-executive Deputy Chairman, Chairman and
                                  Chief Executive of Bass PLC

Sir John Browne                   Executive Director and Group Chief Executive

Dr. J. G. S. Buchanan             Executive Director and Chief Financial Officer
(British and New Zealand)

R. F. Chase                       Executive Director and Deputy Group Chief
                                  Executive

Dr. C. S. Gibson-Smith            Executive Director, Regions and Policies

R. L. Olver                       Executive Director, Exploration and Production

B. K. Sanderson                   Executive Director, Chemicals

R. S. Block                       Non-executive Director, retired Executive Vice
(United States)                   President and Chief Insurance Officer, The
                                  Equitable

J. H. Bryan                       Non-executive Director, Chairman and Chief
(United States)                   Executive Officer of Sara Lee Corporation

E. B. Davis, Jr.                  Non-executive Director, President and Chief
(United States)                   Executive Officer of Alliant Energy

R. J. Ferris                      Non-executive Director, retired Co-chairman of
(United States)                   Doubletree Corporation

C. F. Knight                      Non-executive Director, Chairman and Chief
(United States)                   Executive Officer of Emerson Electric

F. A. Maljers                     Non-executive Director, Chairman of the
(Netherlands)                     Supervisory Board of the Amsterdam
                                  Concertgebouw N.V.

Dr. W. E. Massey                  Non-executive Director, President of Morehouse
(United States)                   College
H. M. P. Miles                    Non-executive Director, Chairman of Johnson
                                  Matthey

Sir Robin Nicholson               Non-executive Director, retired Chairman of
                                  Pilkington Optronics

M. H. Wilson                      Non-executive Director, Vice Chairman and
(Canada)                          Director of RBC Dominion Securities, Inc.

R. P. Wilson                      Non-executive Director, Chairman of Rio Tinto
                                  plc

The Lord Wright of Richmond       Non-executive Director, Chairman of the Royal
                                  Institute of International Affairs

Executive Officers
------------------

J. C. Hanratty                    Company Secretary
(New Zealand)

                          EXHIBIT INDEX

Exhibit Number                 Description

      1                    Agreement and Plan of Merger, dated as
                           of March 31, 1999, among Atlantic Richfield
                           Company, BP Amoco p.l.c.
                           and Prairie Holdings, Inc.

      2                    Stock Option Agreement, dated as of
                           March 31, 1999 between Atlantic Richfield
                           Company and BP Amoco p.l.c.